UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alvotech

(Name of Issuer)

Ordinary Shares, nominal value of $0.01 per share

(Title of Class of Securities)

L01800108 (Ordinary Shares)

(CUSIP Number)

Danny Major

Aztiq Pharma Partners S.à r.l.

5, rue Heienhaff, L-1736 Senningerberg,

Grand Duchy of Luxembourg

+352 691 211 663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aztiq Pharma Partners S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
101,147,803*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
101,147,803*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,147,803*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.68%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*         See Item 5

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aztiq Fund I SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
101,147,803*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
101,147,803*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,147,803*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.68%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*         See Item 5

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Floki GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
101,147,803*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
101,147,803*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,147,803*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.68%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*         See Item 5

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2022 (the “Original Schedule 13D” and, together with Amendment No. 1, the “Statement”), relating to the ordinary shares with a nominal value of $0.01 per share (the “Ordinary Shares”), of Alvotech, a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg (the “Issuer”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D. The principal executive offices of the Issuer are located at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended by adding the following:

Subscription and Set-off Agreement:

In connection with the Business Combination, the Issuer entered into interest free loan advances with APP and Alvogen Lux Holdings S.à.r.l., a limited liability company (Société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg (“Alvogen”). On July 12, 2022, the Issuer, APP and Alvogen agreed to settle the outstanding amounts under the loan advances in Ordinary Shares rather than cash. Each of APP and Alvogen entered into a subscription and set-off agreement with the Issuer pursuant to which APP and Alvogen subscribed to 2,500,000 Ordinary Shares each, for a subscription price of $10.00 per share. The aggregate subscription price, $25.0 million for each of APP and Alvogen, was set off against the outstanding amounts under the loan advances of $25.0 million, for each of APP and Alvogen. The subscription agreements provide customary registration rights for APP and Alvogen.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is amended by adding the following:

The information contained above in Item 3 of this Statement is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

(a)	The Reporting Persons directly hold an aggregate of 101,147,803 Ordinary Shares of the Issuer. Each Ordinary Share is entitled to one vote. The Reporting Persons beneficially own 40.68% of the outstanding Ordinary Shares of the Issuer. Aztiq Fund and Aztiq GP are deemed to beneficially own the 101,147,803 Ordinary Shares beneficially owned directly by APP. The 101,147,803 Ordinary Shares beneficially owned by the Reporting Persons represent 40.68% of the outstanding Ordinary Shares based upon 248,649,505 Ordinary Shares outstanding as of July 14, 2022, as stated in the Issuer’s registration statement on Form F-1, dated as of July 14, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended by adding the following:

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 — Subscription and Set-off Agreement between Alvotech and Aztiq, dated July 12, 2022 (incorporated by reference to Exhibit 10.38 to the Form F-1 filed by the Issuer on July 14, 2022).

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2022

Aztiq Pharma Partners S.à r.l.

By:	/s/ Danny Major
Name: Danny Major
Title: Manager

By:	/s/ Robert Wessman
Name: Robert Wessman
Title: Manager

Aztiq Fund I SCSp, represented by its general partner, Floki GP S.à r.l.

By:	/s/ Danny Major
Name: Danny Major
Title: Manager

By:	/s/ Robert Wessman
Name: Robert Wessman
Title: Manager

Floki GP S.à r.l.

By:	/s/ Danny Major
Name: Danny Major
Title: Manager

By:	/s/ Robert Wessman
Name: Robert Wessman
Title: Manager

[Signature Page to Schedule 13D/A]